UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

11 Old Jewry, 6th Floor

London, EC2R 8DU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Third Quarter 2015 Results of International Game Technology PLC

On November 12, 2015, International Game Technology PLC reported results for the third quarter and nine months ended September 30, 2015.  A copy of the press release and two slide presentations relating to the results are set forth in Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively, which are being furnished herewith.

Exhibit Number	Description

99.1	Press Release Regarding Third Quarter 2015 Results dated November 12, 2015.
99.2	Presentation “2015 Third Quarter Results Ended September 30, 2015,” dated November 12, 2015.
99.3	Presentation “Historical Pro Forma KPIs” dated November 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2015	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

Exhibit Number	Description

99.1	Press Release Regarding Third Quarter 2015 Results dated November 12, 2015.
99.2	Presentation “2015 Third Quarter Results Ended September 30, 2015,” dated November 12, 2015.
99.3	Presentation “Historical Pro Forma KPIs” dated November 12, 2015.